                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A


                                AMENDMENT NO. 16


                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          HERBALIFE INTERNATIONAL, INC.
                            (Name of Subject Company)

                           MH MILLENNIUM HOLDINGS LLC
                         MH MILLENNIUM ACQUISITION CORP.
                                   MARK HUGHES
                                    (Bidders)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                               426908208 (CLASS A)
                               426908307 (CLASS B)

                      (Cusip Number of Class of Securities)

                           MH MILLENNIUM HOLDINGS LLC
                         MH MILLENNIUM ACQUISITION CORP.
                                   MARK HUGHES
                        C/O HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                              LOS ANGELES, CA 90067
                              ATTN. TIMOTHY GERRITY
                               TEL. (310) 410-9600
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              ANTHONY T. ILER, ESQ.
                               IRELL & MANELLA LLP
                        333 SOUTH HOPE STREET, SUITE 3300
                              LOS ANGELES, CA 90071
                                 (213) 620-1555


                         (Continued on following pages)
                              (Page 1 of 7 pages)

         2


CUSIP No. 426908208                  14D-1/A                             Page 2
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM HOLDINGS LLC
            S.S. or I.R.S. Identification Nos. of Above Persons  95-475-8098

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                   (a)/X/
                   (b)/ /

--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                   / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                           DELAWARE

--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                    (1)

--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                    (1)

--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                           CO

================================================================================


(1) MH Millennium Holdings LLC owns no shares of any class of common stock of the Company. The Mark Hughes Family Trust (the "Trust"), however, which is the sole member of MH Millennium Holdings LLC, as of September 8, 1999 beneficially owned 5,704,331 Class A Shares and 11,258,665 Class B Shares, (including 308,331 Class A Shares and 466,665 Class B Shares which the Trust has a right to acquire within 60 days of the date hereof), representing in the aggregate 55.4% of the outstanding Class A Shares and 59.0% of the outstanding Class B Shares, respectively. Mark Hughes is the sole trustee of The Mark Hughes Family Trust and its beneficiary.

         3


CUSIP No. 426908208                  14D-1/A                              Page 3
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM ACQUISITION CORP.

            S.S. or I.R.S. Identification Nos. of Above Persons 95 475 7938

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /

--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds

                           SC/BK/OO (subordinated debentures)

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     NEVADA

--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (2)

--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (2)

--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       CO

================================================================================

(2) MH Millennium Acquisition Corp. owns no shares of any class of common stock of the Company. MH Millennium Holdings LLC, however, owns 100% of MH Millennium Acquisition Corp. For further information, see note 1 on page 2 of this Schedule 14D-1.

         4


CUSIP No. 426908208                  14D-1/A                              Page 4
          426908307
================================================================================
    1.      Name of Reporting Persons  Mark Hughes

            S.S. or I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
    2.               Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /

--------------------------------------------------------------------------------


    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     United States

--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (3)

--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (3)

--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       IN

================================================================================

(3) Mr. Hughes, directly or indirectly, is the beneficial owner of 5,704,331 Class A Shares and 11,258,665 Class B Shares, excluding 183,333 Class A Shares and 366,666 Class B Shares owned by the Herbalife Family Foundation (in which Mr. Hughes has no pecuniary interest) and including 308,331 Class A Shares and 466,663 Class B Shares issuable upon exercise of stock options that are exercisable within 60 days of September 1, 1999. The Class A Shares and the Class B Shares beneficially owned by Mr. Hughes or entities controlled by him, calculated in accordance with the SEC's Exchange Act Rule 13d-3, represented 55.4% of the total outstanding Class A Shares and 59.0% of the total outstanding Class B Shares as of September 1, 1999.

       MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), hereby amends and supplements, as set forth in this Amendment No. 16, its Tender Offer Statement on Schedule 14D-1, filed on September 17, 1999 (as amended, the "Schedule 14D-1"), relating to the offer by the Purchaser to purchase all outstanding shares of Class A common stock and Class B common stock of Herbalife International, Inc., a Nevada corporation. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

       Items 3(a) and 3(b) of the Schedule 14D-1 are hereby amended as follows:

       Insert the following paragraph immediately before the discussion set forth in "SPECIAL FACTORS -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER" on page 10 of the Offer to Purchase:

     On April 7, 2000, Herbalife, Mr. Hughes and his related entities entered into Amendment No. 1 to Agreement and Plan of Merger, extending such date to April 14, 2000.

     The fifth full paragraph on page 43 of the Offer to Purchase, under the heading "THE TENDER OFFER - 10. THE MERGER AGREEMENT", is replaced in its entirety with the following:

     (i) if the Merger shall not have been consummated on or prior to April 14, 2000; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or prior to such date; or

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS:

     Item 11 of the Schedule 14D-1 is supplemented by adding the following information thereto:

(c)(3) Amendment No. 1 to Agreement and Plan of Merger, dated as of April 7, 2000, by and among the Company, Mark Hughes, the Mark Hughes Family Trust, the Parent and the Purchaser.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 11, 2000



                                  MH MILLENNIUM HOLDINGS LLC:

                                  By: /s/ MARK HUGHES
                                      ------------------------------------------
                                  Name:  Mark Hughes

                                  Title: Managing Member



                                  MH MILLENNIUM ACQUISITION CORP.:

                                  By:  /s/ MARK HUGHES
                                       -----------------------------------------
                                  Name:  Mark Hughes

                                  Title: President

                                  /s/ MARK HUGHES
                                  ----------------------------------------------
                                  MARK HUGHES

                                   EXHIBIT INDEX




EXHIBIT NO.                    DESCRIPTION
-----------                    -----------
(c)(3) Amendment No. 1 to Agreement and Plan of Merger, dated as of April 7, 2000, by and among the Company, Mark Hughes, the Mark Hughes Family Trust, the Parent and the Purchaser.